UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong
Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Top Wealth Group Holding Limited (the “Company”) convened on April 8, 2025 at 10:30 A.M., Local Time (April 7, 2025, at 10:30 P.M., Eastern Time), at Units 714 & 715, Hong Kong Plaza 188 Connaught Road West, Hong Kong , the shareholders of the Company adopted resolutions approving all of the five proposals considered at the Meeting. A total of 21,056,088 votes, representing 37.60% of the votes exercisable, represented by 21,056,088 ordinary shares, par value US$0.0001 per share of the Company, each of which is entitled to one (1) vote per share, as of March 7, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1.	Proposal One – Re-appointment of Directors

Resolution(s)	For	Against	Withheld/Abstain
Proposal One: By an ordinary resolution, to approve the re-appointment of four directors, Mr. Kim Kwan Kings, WONG, Mr. Feiyong, LI, Ms. Phei Suan, HO, and Ms. Wai Chun, CHIK each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal;	20,601,662	441,145	13,281

2.	Proposal Two – Appointment of Onestop Assurance

Resolution(s)	For	Against	Withheld/Abstain
Proposal Two: By an ordinary resolution, to ratify the appointment of Onestop Assurance PAC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.	20,823,523	223,297	9,268

3.	Proposal Three – Adoption of the Dual-Class Share Capital Structure and Share Redesignation

Resolution(s)			For	Against	Withheld/Abstain
Proposal Three: By ordinary resolutions,

(i)	to approve the adoption of a dual-class share capital structure (the “Dual-Class Share Capital Structure”) by taking the following steps to redesignate and reclassify the authorized share capital of the Company from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each (the “Ordinary Shares”) to US$50,000 divided into 450,000,000 class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares of US$0.0001 each (the “Class B Ordinary Shares”) (the “Share Redesignation”):

	(a)	re-designating all of the issued and outstanding Ordinary Shares (except for the 15,000,000 Ordinary Shares held by WINWIN DEVELOPMENT GROUP LIMITED) into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the amended and restated memorandum and articles of association to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis;

	(b)	re-designating 15,000,000 issued and outstanding Ordinary Shares held by WINWIN DEVELOPMENT GROUP LIMITED into Class B Ordinary Shares, each having 30 votes per share and the other rights attached to it as set out in the amended and restated memorandum and articles of association to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis; and

	(c)	re-designating the remaining 409,000,000 authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis, and the remaining 35,000,000 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one for one basis; and

(ii)	to authorize and instruct the transfer agent and share registrar of the Company to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.		20,482,507	549,787	23,795

4.	Proposal Four – Amendment and Restatement of the Memorandum and Articles of Association

Resolution(s)		For	Against	Withheld/Abstain
Proposal Three: By special resolutions,

(i)	to approve and adopt the amended and restated memorandum and articles of association of the Company as set forth in Appendix A to proxy statement (the “Amended M&A”), in substitution for and to the exclusion of the memorandum and articles of association of the Company currently in effect (the “Existing M&A”) in its entirety with immediate effect, to reflect the changes in, among others the quorum for general meetings, the notice period for general meetings, the voting method at general meetings and the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares; and

(ii)	to authorize and instruct the registered office provider of the Company to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Amended M&A and the passing of these special resolutions.	20,536,349	470,623	49,117

5.	Proposal Five – Share Consolidation

Resolution(s)		For	Against	Withheld/Abstain
By ordinary resolutions,

(i)	to approve the consolidation of every issued and unissued shares of the Company at a ratio within a range of thirty (30) shares into one (1) share to two hundred (200) shares into one (1) share (the “Share Consolidation”), the exact ratio of which shall be determined by further action at the discretion of the Board of Directors, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to December 4, 2025 as may be determined by the Board of Directors and announced by the Company (the “Effective Date”), so that a shareholder holding every thirty (30) to two hundred (200) Class A Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Class A Ordinary Shares”) will hold 1 new Class A Ordinary Share of par value ranging from US$0.003 to US$0.02 each (the “Post-Consolidation Class A Ordinary Shares”), and a shareholder holding every thirty (30) to two hundred (200) Class B Ordinary Shares of US$0.0001 par value each (the “Pre-Consolidation Class B Ordinary Shares”) will hold 1 new Class B Ordinary Share of par value ranging from US$0.003 to US$0.02 each (the “Post-Consolidation Class B Ordinary Shares”), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Amended M&A in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.	20,458,601	566,100	31,387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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